GREAT BASIN GOLD LTD.
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: 604-684-6365      Fax: 604-684-8092

INFORMATION CIRCULAR
as at May 17, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Basin Gold Ltd. (the "Company") for use at the annual special general meeting (the "Meeting") of its shareholders to be held on June 21, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Great Basin Gold Ltd. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company’s transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 17, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 17, 2006, there was a total of 94,089,879 Common Shares without par value issued and outstanding, each carrying the right to one vote. Except as disclosed herein (see "Votes Necessary to Pass Resolutions"), no group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 17, 2006.

The following document filed with the securities commissions or similar regulatory authority in Alberta, British Columbia, Ontario and Quebec are specifically incorporated by reference into, and form an integral part of, this information circular:

  Annual Information Form filed for the fiscal year ended December 31, 2005 and the other publicly filed documents incorporated by reference therein.

A copy of the document incorporated herein by reference may be obtained by a Shareholder upon request without charge from Jeffrey Mason, the Corporate Secretary of the Company, at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365 or fax: 604-684-8092. This document is also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2005, with related management discussion and analysis thereof and the report of the auditor will be placed before the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except a special resolution will be required to approve the adoption of new Articles for the Company. A special resolution is a resolution approved by a majority of two-thirds of the Common Shares entitled to vote at the Meeting. In the unlikely event there are additional nominees for election from the floor of the Meeting for the office of director or auditor, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at thirteen. The board proposes that the number of directors remain at thirteen. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected The following table and biographical descriptions sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 18, 2006.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Shares and Options Beneficially Owned or Controlled(1)(12)
Patrick COOKE Director Johannesburg, South Africa	Since April 2006	Nil Shares
David COPELAND Director British Columbia, Canada	Since February 1994	548,250 Shares 399,000 Options(2)(4)(7)
Barry COUGHLAN Director British Columbia, Canada	Since February 1998	Nil Shares 320,000 Options(5)(8)
Scott COUSENS Director British Columbia, Canada	Since March 1993	41,027 Shares 399,000 Options(2)(4)(7)
Robert DICKINSON Co-Chairman of the Board and Director British Columbia, Canada	Since December 1992	Nil Shares 399,000 Options(2)(4)(7)(10)

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Shares and Options Beneficially Owned or Controlled(1)(12)
Ferdinand DIPPENAAR President, Chief Executive Officer and Director Bryanstan, South Africa	Since December 2005	Nil Shares 680,000 Options(6)
David ELLIOTT Director British Columbia, Canada	Since July 2004	Nil Shares 290,000 Options(3)(5)(7)
Wayne KIRK Director California, United States	Since July 2004	Nil Shares 290,000 Options(3)(5)(7)
Jeffrey MASON Secretary, Chief Financial Officer and Director British Columbia, Canada	Since February 1994	Nil Shares 290,000 Options(4)(7)
Sipho NKOSI(13) Director Johannesburg, South Africa	Since August 2003	Nil Shares 100,000 Options(5)
Walter SEGSWORTH Director British Columbia, Canada	Since January 2003	Nil Shares 390,000 Options(2)(5)(7)
Robert STILL(11)(13) Director Randburg, South Africa	Since August 2003	Nil Shares 290,000 Options(4)(7)
Ronald THIESSEN Co-Chairman of the Board and Director British Columbia, Canada	Since October 1993	394,531 Shares 444,000 Options(2)(4)(9)

Notes:

(1)

The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and by Ballottine Investments (Proprietary) Limited ("Ballottine"), a South African company of which Patrick Cooke is a director and which acts in a capacity like a bare trustee in connection with shares issued by the Company to former shareholders of Southgold (Pty) Limited which owned the Burnstone Project. Southgold was acquired by the Company in 2002 subject to an agreement which is being amended in 2006 (see "Interest of Informed Persons in Material Transactions").

(2)

Messrs. Copeland, Cousens, Dickinson and Thiessen each hold options to purchase 109,000 shares at an exercise price of $1.17 expiring on December 20, 2007. Mr. Segsworth holds an option to purchase 200,000 shares exercisable on the same terms.

(3)	Messrs. Elliott and Kirk each hold options to purchase 100,000 shares at an exercise price of $1.75 expiring on November 30, 2006.

(4)	Messrs. Copeland, Cousens, Dickinson, Mason, Still and Thiessen each hold options to purchase 200,000 shares at an exercise price of $1.62 expiring on December 18, 2008.

(5)	Messrs. Nkosi, Segsworth, Coughlan, Elliott and Kirk each hold options to purchase 100,000 shares at an exercise price of $1.62 expiring on December 18, 2008.

(6)	Mr. Dippenaar holds options to purchase 680,000 shares at an exercise price of $1.14 expiring on December 31, 2009.

(7)	Messrs. Copeland, Cousens, Dickinson, Elliott, Kirk, Mason, Segsworth and Still each hold options to purchase 90,000 shares at an exercise price of $2.45 expiring on April 30, 2011.

(8)	Mr. Coughlan also holds options to purchase 220,000 shares at an exercise price of $2.45 expiring on April 30, 2011.

(9)	Mr. Thiessen also holds options to purchase 135,000 shares at an exercise price of $2.45 expiring on April 30, 2011.

(10)	Certain of these shares are held indirectly in the name of United Mineral Services Ltd., and 491038 B.C. Ltd., companies controlled by Mr. Dickinson.

(11)	Mr. Still has an indirect interest in a trust which is associated with Ballottine.

(12)

As of May 18, 2006, the total beneficial security holdings of the current directors and officers (excluding Mr Still's indirect interest in the Company through his interest in the trust associated with Ballottine) are 983,808 shares (which represent approximately 1.05% of the current issued and outstanding shares), and 4,291,000 options.

(13)	Messrs. Nkosi and Still, nominees of the former Southgold Shareholders have been nominated by management pursuant to a Voting Trust Arrangement described below.

Pursuant to a Voting Trust Arrangement entered into at the time the Company purchased Southgold Propriety Ltd. (which held the Burnstone Option rights), the Company has agreed that it will, for so long as the Southgold Shareholders (the "former Southgold Shareholders") collectively own more than 10% of the outstanding Shares, nominate for election as directors, two nominees selected by the former Southgold Shareholders. Although these shareholders currently hold just under 10% a planned final settlement agreement will see that figure increased over 10% again (see Interest of Informed Persons in Material Transactions"). Also, pursuant to the Voting Trust Arrangement, the former Southgold Shareholders have agreed to vote in favour of all of managements nominees to the Board of Directors, and for all management proposed resolutions. The former Southgold Shareholders obligation to vote in favour of Management’s nominees and proposed resolutions expires with respect to the shares they received in 2002 upon the earlier of April 30, 2008 and the date the former Southgold Shareholders dispose of their Shares however this obligation will continue in connection with the shares proposed be issued under the settlement Agreement for another five years.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

PATRICK COOKE, B.Comm. (Wits), CA (SA) – Director

Patrick Cooke is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke has been responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in information technology, FMCG, financial services and professional services companies.

Mr. Cooke has been involved with the Pangea Group initially as a consultant on the Burnstone Project and the vending of that project to a Canadian listed company and has recently joined the group as Financial Director.

Mr. Cooke is, or was within the past five years, an officer and or a director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	April 2006	Present

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of the Company and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present

Company	Positions Held	From	To
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

FERDINAND DIPPENAAR

Ferdi Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Most recently he was the Executive Director of Corporate Affairs for Harmony.

Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005. In addition to his role with Great Basin, Mr. Dippenaar serves as Executive Advisor to other Hunter Dickinson managed companies.

Mr. Dippenaar is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd.	Executive Director	1997	2005

DAVID ELLIOTT, B.Comm., CA

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott also serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director President	May 2002 May 2002	June 2003 June 2004

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
Homestake Mining Company	Vice President, General Counsel, and Corporate Secretary	September 1992	December 2001

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present

Company	Positions Held	From	To
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

SIPHO NKOSI, B.Comm, MBA – Director

Sipho Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Pty) Ltd ("Eyesizwe), that is one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Nkosi is an independent director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	August 2003	Present

WALTER SEGSWORTH, P.Eng. – Director

Walter Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	Present
Anooraq Resources Corporation	Director	March 2004	Present
Great Basin Gold Ltd.	Director	January 2003	Present
Cumberland Resources	Director	May 2002	Present
Expatriate Resources Ltd.	Director	February 2001	Present
Homestake Mining Company	President and Chief Operating Officer	April 1999	December 2001
	Director	February 2001	December 2001
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	Present

ROBERT STILL, B.Com (Hons), CA (SA), IMM – Director

Robert Still is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. He has been an executive with the mining industry in South Africa for more than 20 years. He is currently Chairman of Pangea Exploration (Pty) Ltd.

Mr. Still is a founding member of the Board of Directors of Zimbabwe Platinum Mines Limited, an Australian based company that owns and operates a substantial platinum group metals mine in the Great Dyke region of Zimbabwe. He is a director of Metorex Ltd., a mid-cap diversified miner listed on the JSE and LSE, past Chairman of the New Africa Mining Fund, past CEO of Southern Mining Ltd. and is a director of Kimberley Diamond Company NL, listed on the ASX. Prior to 1997, Mr. Still was the a director for JCI, one of the largest mining houses in South Africa and Chief Executive Officer of Rhombus Exploration Ltd. from 1987 to 1995.

Mr. Still is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	August 2003	Present
Kimberley Diamond Company	Director	2004	Present
Metorex Ltd.	Director	2004	Present
Zimbabwe Platinum Mines Limited	Director	2000	Present
	Chairman	2000	2004

RONALD THIESSEN, CA – Co-Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc. Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

APPOINTMENT OF AUDITOR

KPMG LLP, of 777 Dunsmuir Street, 9th Floor, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was attached to the 2005 information circular and is also available for download from the Company’s website (www.greatbasingold.com).

Composition of the Audit Committee

The members of the audit committee are David Elliott, Wayne Kirk and Walter Segsworth. Each audit committee member is an independent director and is financially literate. Mr. Elliott, the Committee’s chairman, is a chartered Accountant and hence a financial expert. The Audit Committee met four times in 2005 and the following person was absent from the indicated number of meetings: Walter Segsworth – 1.

Relevant Education and Experience

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, have not provided any material non-audit services and such services have been limited to tax matters totalling less than $20,000.

Pre-Approval Policies and Procedures for Non-Audit Services

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Services:	Year ended	Year ended
	December 31, 2005	December 31, 2004
Audit Fees	$89,750	$51,175
Audit-Related Fees(1)	–	375
Tax Fees	18,500	–
All Other Fees	–	–
	$108,250	$51,550

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and, if necessary, quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company are Scott Cousens, Barry Coughlan, David Elliott, Wayne Kirk, Walter Segsworth, Robert Still and Sipho Nkosi.

The non-independent directors are David Copeland (provides engineering services), Robert Dickinson (Co-Chairman of the Board), Ferdinand Dippenaar (President and Chief Executive Officer), Jeffrey Mason (Chief Financial Officer), Ronald Thiessen (Co-Chairman of the Board) and Patrick Cooke (a director of affiliate Ballottine).

A majority of the Board is independent.

The plenary Board met four times in 2005. All directors were in attendance at all meetings, either by phone or in person, except the following who were absent from the number of meetings set opposite their names, as follows:

Robert Dickinson – 1
Scott Cousens – 1
Sipho Nkosi – 1

2. Other Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

4. Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website and in addition has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board has a nominating and governance committee. However, its functions in this regard continue to be currently performed by the Board as a whole. The nominating and governance committee comprises Messrs. Coughlan, Elliott, Kirk and Mason. The committee met two times in 2005 and the following person was absent from the indicated number of meetings:

Jeffrey Mason – 1

6. Compensation

The Compensation Committee determines compensation for the directors and CEO. The Compensation Committee comprises Messrs. Coughlan, Elliott, Kirk and Mason. The committee met three times in 2005 and the following person was absent from the indicated number of meetings:

Wayne Kirk – 1

7. Other Board Committees

The Board has no other committees other than the audit committee, corporate governance and nominating committee and the compensation committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board and its committees have considered self-assessment procedures and may formalize procedures to accommodate this in the future. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose compensation including bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
David COPELAND (3) Director	2005 2004 2003	242,198 102,372 118,987	Nil Nil Nil	Nil 3,600(1) Nil	Nil 200,000 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ferdi DIPPENAAR (4) Chief Executive Officer, President	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	680,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey MASON Chief Financial Officer, Secretary	2005 2004 2003	44,081 29,619 62,966	Nil Nil Nil	Nil 3,600(1) Nil	Nil 200,000 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald THIESSEN Co-Chairman	2005 2004 2003	69,355 39,259 83,462	Nil Nil Nil	Nil 3,600(1) Nil	Nil 200,000 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	These funds represent fees paid to directors for attending meetings in 2004.
(2)

During the Company’s financial year ended December 31, 2005 the aggregate direct remuneration paid or payable to the Company’s executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company was $438,116.

(3)	Mr. Copeland’s compensation was paid to CEC Engineering Ltd., a private engineering company controlled by Mr. Copeland, for engineering and project services rendered to the Company.
(4)	Mr. Dippenaar became President and Chief Executive Officer in January 2006.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2005 were as follows:

Option/SAR Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
David COPELAND	Nil	Nil	Nil	Nil	Nil
Ferdi DIPPENAAR	680,000	45.9%	$1.14	$775,200	Dec 31, 2010
Jeffrey MASON	Nil	Nil	Nil	Nil	Nil
Ronald THIESSEN	Nil	Nil	Nil	Nil	Nil

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
David COPELAND	300,000	$477,000	309,000 / Nil	$556,200
Ferdi DIPPENAAR	–	–	680,000 / 226,700	$408,060 / $815,940
Jeffrey MASON	–	–	309,000 / Nil	$556,200
Ronald THIESSEN	230,000	$365,700	309,000 / Nil	$556,200

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2005.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plans or arrangements, with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation Committee Disclosure

The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this Committee has been empowered to evaluate the performance of the President of the Company and to recommend to the Board of Directors the compensation level of the President; to review the compensation levels of the executive officers of the Company and to report thereon to the Board of Directors; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s administration of these plans; to review management’s strategy for succession planning and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board also determines the compensation of the Chief Financial Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization. The Company’s Compensation Committee tracks independent competitive market information on compensation levels for the Company’s executives.

As the Officers of the Company do not serve the Company solely on a full-time basis, their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company’s primary objective is to achieve certain strategic objectives and milestones. The Board considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones tempered by cash treasury planning. In the most recently completed fiscal year, no milestone bonuses were structured nor paid to senior executives of the Company.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Board. Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are determined on independent market survey data. At least annually, the Board and the Compensation Committee is to review the grants of stock options to management and employees. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders. During the most recently completed fiscal year, stock options to purchase an additional 680,000 common shares were granted to the Chief Executive Officer.

The Chief Executive Officer is engaged directly and compensated by the Company.

Performance Graph

The following graph compares the total cumulative return to a shareholder for the last five years who invested $100 in Shares of the Company on December 31, 2000 with the total cumulative return on the Canadian Venture Exchange Main Index ("CDNX") and subsequently the TSX Venture Exchange ("TSXV") from January 1, 2001 to September 2, 2003 and the Toronto Exchange ("TSX") since September 3, 2003:

Notes:

1.	On August l, 2001 the TSX acquired the CDNX and the CDNX was renamed the TSXV.
2.	On September 3, 2003 the Company ceased trading on the TSX Venture Exchange and was listed on the TSX (Toronto Exchange).

Compensation of Directors

Directors who are executive officers of the Company are compensated in their capacities as such as are directors who are substantially full time employees or consultants. Independent directors namely, Barry Coughlan, David Elliott, Wayne Kirk, Walter Segsworth, Robert Still and Sipho Nkosi, each receive cash compensation of $35,000 per annum (in lieu of all other fees for meetings, document review, etc) plus an additional $5,000 for chairing the audit committee (David Elliott) and $3,000 per year for chairing other committees (Barry Coughlan and Wayne Kirk).

David Copeland, a director, is engaged on a substantially full time basis in Great Basin’s projects and as a consequence, received $242,198 (2004 – $102,372) in fees paid to his personal engineering firm for engineering services provided during the year.

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David COPELAND	Nil	Nil	Nil	Nil
Ferdi DIPPENAAR	680,000	$1.14	$1.14	December 31, 2010
Jeffrey MASON	Nil	Nil	Nil	Nil
Ronald THIESSEN	Nil	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2005 share option plan (the "Plan") which was previously approved by shareholders on July 21, 2005. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 12.5% of the total number of issued and outstanding Common Shares. All options expire on a date not later than 10 years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the 2005 Share Option Plan)	5,242,000	1.41	6,468,672
Equity compensation plans not approved by securityholders	–	–	–
Total	5,242,000	1.41	6,468,672

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

Settlement of Residual Rights of former Southgold Shareholders

Background

In November 2002, the Company entered into an option agreement (the "Option to Purchase Agreement") with Southgold Exploration (Proprietary) Limited ("Southgold") and the (then) shareholders of Southgold (the "Former Southgold Shareholders") to purchase in two staged tranches, up to 100% of Southgold. Southgold is a private South African company that at the time held rights to acquire a 100% interest in a part of the Burnstone Gold Property subject to some royalties and planned participation of a Black economic empowerment group for historically disadvantaged peoples.

Mr. Still, a director of Great Basin, is one of the Former Southgold Shareholders.

The Great Basin shares issued to the Former Southgold Shareholders pursuant to the two tranches are subject to a voting trust agreement, pursuant to which the holders have undertaken to vote with Great Basin management until the earlier of (i) April 30, 2008, or (ii) the time they dispose of such shares in accordance with the Option to Purchase Agreement. Additional Great Basin shares may become issuable by Great Basin to the Former Southgold Shareholders depending on certain outcomes with respect to the Bankable Feasibility Study (as defined in the Option to Purchase Agreement) on the Burnstone Project (as described below). The Former Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company, of which one, Mr Still has been elected and the second, Mr Cooke was appointed in April 2006.

In accordance with the Option to Purchase Agreement the Company also undertook:

(a)

to pay to the Former Southgold Shareholders in cash an amount equal to the consideration paid to Southgold by Tranter Investments (Proprietary) Limited ("Tranter"), a black economic empowerment ("BEE") company, (or any other BEE entity selected by the parties to the Option to Purchase Agreement) for the right to participate in the Burnstone Project. This amount would be 20% of the net present value of the Burnstone Project (determined by applying a discount rate of 9%), but in any case would be a minimum of South African Rand ("ZAR") 15 million and a maximum of ZAR 22.5 million;

(b)	to pay the following additional consideration to the Former Southgold Shareholders with respect to the Bankable Feasibility Study:

(i)

 if the Bankable Feasibility Study on the Burnstone Project is completed at a cost of lessthan US$7.5 million the Company will issue to the Former Southgold Shareholders that number of common shares of the Company having a notional value of US$1 per common share that is equal to the difference between US$7.5 million and the actual cost of the Bankable Feasibility Study;

(ii)

if the Bankable Feasibility Study determines that the Burnstone Project has more than 3.5 million ounces of gold reserves, calculated in accordance with the Option to Purchase Agreement, the Company will issue to the Former Southgold Shareholders 500,000 common shares of the Company for each 500,000 ounces of additional reserves, up to a maximum of 1.5 million shares of the Company; and

(iii)

if, at the date of the Bankable Feasibility Study, the estimated full mine and mill operating costs per ounce of gold production at the Burnstone Project are less than or equal to US$150, the Company will issue to the Southgold Shareholders a further 500,000 common shares of the Company.

2006 Settlement

In 2006 the Company reached an agreement in principle with the Former Southgold Shareholders to settle all the foregoing contingent consideration rights for a total of 4 million shares and 2 million share purchase warrants exercisable for two years at $1.80 each. The settlement will be subject to TSX approval.

MANAGEMENT CONTRACTS

Except as set out herein in respect of Hunter Dickinson Inc., there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

The majority of the Company’s geological and administrative services are provided to the Company by Hunter Dickinson Inc. ("HDI") pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration companies (one of which is the Company) and is managed by persons of whom are also directors of the Company. HDI is one of the largest independent mining exploration groups in North America. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico, South Africa and Tibet. HDI allocates the cost of staff input into projects such as the Burnstone and Ivanhoe Projects based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company, however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

The amounts billed by HDI for its services rendered and reimbursement of expenses were approximately $1,104,875 in 2005 (2004: $1,002,431).

PARTICULARS OF MATTERS TO BE ACTED UPON

A.           Creation of Preferred Shares

The directors of the Company are proposing that the Company create a new class of preferred shares without par value with an unlimited authorized number (i.e. without a maximum number) issuable in series, and having such terms, rights and restrictions as may be determined by the Company’s directors for each such series (the "Preferred Shares") within the terms of the class. The reason for recommending the creation of the Preferred Shares is to provide management with the flexibility to offer senior equity in possible future financings, strategic acquisitions and other corporate transactions. Each series of Preferred Shares would typically require stock exchange approvals before it is issued. The rights attached to a series could include for instance, a right of conversion into common shares or other securities of the Company, voting rights, cumulative or non-cumulative dividends, retraction, redemption, and priority over common shares in respect of entitlement to assets on wind-up.

Under the Articles (akin to by-laws) of the Company, the creation of a new class of shares requires the approval of the shareholders of the Company by an ordinary resolution. If such approval is obtained the Company will need new Articles (the New Articles) further described below to reflect the new class.

Accordingly, shareholders will be asked to approve the following resolutions in order to alter the authorized share capital of the Company to create the class of Preferred Shares:

Resolved that:

(a)

the authorized share structure of the Company be altered to create a class of no par value Preferred Shares with an unlimited (i.e. no maximum) number of authorized shares having the class rights and restrictions as set forth in the New Articles;

(b)	the Preferred Shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions;

(c)	there be attached to the class of Preferred Shares the special class rights and restrictions as set out in the New Articles of the Company which are to be tabled at the Meeting;

(d)	any director or officer of the Company be authorized to instruct its agents to file a Notice of Alteration of the Company to reflect the creation of the Preferred Shares; and

(e)

if the foregoing resolutions are passed, that the directors be further authorized to delay or abandon the implementation of these resolutions if in their discretion it is for any reason appropriate not to proceed with the creation of the Preferred Shares for any reason.

The Board of Directors recommends that shareholders vote in favour of the resolutions as the Company seeks additional flexibility to finance the Company’s business. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolutions.

Shareholders should be aware that a vote in favour of the transaction will provide the directors with wide latitude to create one or more series of Preferred Shares, which may be convertible into Common Shares, and to attach rights to such series that rank ahead of Common Shares in respect of entitlement to assets and dividends (but subject always however to the rights of the previously created series and corporate law).

B.           New Corporate Articles

Assuming the above resolutions authorizing the creation of the Preferred Shares are approved, the Company will require additional provisions in its Articles in order to properly deal with the rights and restrictions related to that new class of shares. Instead of merely amending the Company’s current Articles, management proposes that shareholders approve the adoption of the altogether New Articles which have been written to reflect both the necessary additional rights and restrictions pertaining to the Preferred Shares as described above, but as well to contain some additional changes over the current Articles for certain additional matters, the principal ones of which are as follows:

Provisions Dealing with Right to Further Amend the Articles and Notice of Articles

The Company’s current Articles provide that the authority to further amend the Articles requires, depending on the nature of the matter to be amended, either an ordinary resolution of shareholders, a special resolution of shareholders (66 2/3% of votes cast) or a directors’ resolution. The type of resolution needed is generally related to the significance of the type of amendment to the Articles so that the most far-reaching matters require the highest majority, i.e. a special resolution. The New Articles specifically clarify that the authority required to effect a share consolidation (reverse-split) or a share sub-division (share split) or a change of the name of the Company requires only a directors’ resolution. The New Articles provide that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by an ordinary resolution (except for the creation and issuance of one or more series of Preferred Shares which the Directors acting alone are authorized to do). Where a matter is not specifically designated as one requiring an ordinary or directors’ resolution, a special resolution is required. If the proposed amendment approved by ordinary resolution prejudices or interferes with the rights or special rights attached to any class or series of issued shares, then by the provisions of the Business Corporations Act, the consent of the holders of that class of shares by a separate special resolution of the class or series is also required.

Provisions Dealing With Shareholders’ Meetings

In addition to reflecting the present meeting notice and other provisions of the BCA relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place, inside or outside of British Columbia, as is determined by the directors. The New Articles also have an increased shareholders’ meeting quorum requirement of 33-1/3% (up from 5% in the current articles) as required by the rules of the American Stock Exchange. If the required quorum is not achieved at the shareholders meeting when it is first called to order, then the New Articles provide that whatever number is actually represented in person or by proxy at the meeting when it is re-convened within the following 30 days, is deemed to be the quorum even if it is less than 33 1/3%.

The New Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery and also permit shareholder voting via the internet.

Provision to Permit Elimination of Fractional Shares

The current Articles permit the Company to either round up or round down any fractional shares resulting from a share consolidation (reverse-split) or share subdivision (share split). The New Articles also provide that the directors may unilaterally cause the purchase for cancellation by the Company of any outstanding fractional shares of the Company by paying the holder thereof its fair value. This provision may in future be used to eliminate odd-lot shareholdings (less than 100 shares) if the directors determine that the cost of annual printing and mailing in connection with such odd-lots causes an undue financial burden on the Company.

Shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT THE COMPANY ADOPT A NEW FORM OF ARTICLES IN COMPLIANCE WITH THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) AND SUBSTANTIALLY IN THE FORM AS TABLED AT THE MEETING, WITH SUCH NON-MATERIAL AMENDMENTS AS THE DIRECTORS MAY APPROVE, AND THAT SUCH NEW ARTICLES NOT TAKE EFFECT UNTIL THE NOTICE OF ALTERATION IS FILED WITH THE REGISTRAR OF COMPANIES AND THAT THE DIRECTORS ARE FURTHER AUTHORIZED TO DELAY OR ABANDON IMPLEMENTATION OF THIS RESOLUTION IF IN THEIR DISCRETION THEY DEEM IT APPROPRIATE TO DO SO."

The New Articles will be available at the Meeting and as well will be placed on Great Basin’s website from the date of mailing hereof until the date of the Meeting. The provisions from the New Articles dealing with the Preferred Shares are attached hereto as Schedule A. The Board of Directors recommends that shareholders vote in favour of the special resolution. A special resolution requires the affirmative vote of at least 66 2/3% of the shareholders represented in person or by proxy at the Meeting. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereof will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Copies of the Company’s most current annual information form, interim financial statements and management’s discussion and analysis, as well as additional copies of this proxy circular, may be obtained from Sedar at www.sedar.com and upon request from Investor Relations at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone number: 604-684-6365 or fax number 604-684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 21, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ferdi Dippenaar

President and Chief Executive Officer

SCHEDULE "A"

ARTICLE 26
RESTRICTIONS ATTACHED TO PREFERRED SHARES

Special Rights and Restrictions

26.1      The Preferred shares without par value shall have attached thereto the following special rights and restrictions:

(a)           The holders of the Preferred shares shall be entitled to receive notices of and to attend and vote at all Meetings of the shareholders of the Company in the same manner and to the same extent as are the holders of the Common shares;

(b)           The holders of the Preferred shares shall be entitled to receive, and the Company shall pay thereon as and when declared by the board of directors out of the monies of the Company properly applicable to the payment of dividends, dividends which shall be in the amounts and upon the conditions that shall have been agreed upon by the board of directors at the time of issuance and sale of each such share. More specifically, the directors of the Company shall be entitled, upon agreeing to sell a Preferred share, to contract as to the rate of dividends which will be paid on the share, if any, how often the dividends are to be paid, whether they are to be cumulative and whether the rate is fixed for the life of the share or shall be subject to declaration by the board of directors each year.

(c)           The holders of the Preferred shares shall be entitled to exchange them for Common shares in the capital of the Company; provided that when the directors agree to the issuance of any Preferred shares they shall be entitled to specify the terms, conditions and rates during which and upon which the holders of these Preferred shares subject to such specifications shall be entitled to exercise these conversion privileges.

(d)           The Company may, upon giving notice as hereinafter provided, redeem the whole or any part of the Preferred shares on payment for each share to be redeemed of the amount paid up thereon, together with all dividends declared thereon and unpaid; in case a part only of the then outstanding Preferred shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or, if the directors so determine, may be redeemed pro rata, disregarding fractions, and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares; not less than thirty (30) days' notice in writing of such redemption shall be given by mailing such notice to the registered holders of the shares to be redeemed, specifying the date and place or places of redemption; if notice of any such redemption be given by the Company in the manner aforesaid and an amount sufficient to redeem the shares be deposited with any trust company or chartered bank in Canada as specified in the notice on or before the date fixed for redemption, dividends on the Preferred shares to be redeemed shall cease after the date so fixed for redemption and the holders thereof shall thereafter have no rights against the Company in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor out of the money so deposited; after the redemption price of such shares has been deposited with any trust company or chartered bank in Canada, as aforesaid, notice shall be given to the holders of any Preferred shares called for redemption who have failed to present the certificates representing such shares within two (2) months of the date specified for redemption that the money has been so deposited and may be obtained by the holders of the said Preferred shares upon presentation of the certificates representing such shares called for redemption at the said trust company or chartered bank. The Company will redeem such Preferred shares at the price so specified, provided the redemption will not be in breach of any of the provisions of the Business Corporations Act (British Columbia).

(e)           The Preferred shares shall rank, both as regards dividends and return of capital, in priority to all other shares of the Company, but shall not be entitled to any further right to participate in the profits or assets of the Company.

(f)           In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preferred shares shall be entitled to receive, before any distribution of any part of the property and assets of the Company among the holders of any other shares, an amount equal to one hundred percent (100%) of the amount paid thereon and any dividends declared thereon and unpaid, and no more.

(g)           The directors of the Company may issue the Preferred shares in one or more series. In addition, the directors may, by resolution, alter the Notice of Articles to fix the number of shares in and to determine the designation of the shares of each series; the directors may also, by resolution, alter the Notice of Articles to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the Preferred shares.